United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale clarifies on the resignation of a Board member

Rio de Janeiro, April 19, 2024 – Following communications from March 11 and 12 and April 8, 2024, Vale S.A. (“Vale” or “Company”) informs that Mr. José Luciano Duarte Penido (‘Mr. Penido”), former Board member, provided clarifications, in response to a letter from CVM, about statements made in his letter of resignation on March 11, 2024.

Mr. Penido clarified that: “my resignation letter was not intended to point out irregularities in the company’s CEO appointment process, which, in my opinion, has been conducted by the Board of Directors in compliance with the law, and the company’s Bylaws, internal regulation and corporate policies. The intention was to explain the personal reasons that motivated my resignation.”

In this regard, Mr. Penido reported that “in the Board of Directors meeting on March 8, I disagreed with the majority's decision to start the company's CEO succession process. Despite respecting the Board's collegiate decisions, in my opinion, the best decision, from the social interest standpoint, would have been to reappoint the current CEO for a new term, in order to preserve the continuity of management and respective projects. But the majority chose another direction for the company and, given my strong disagreement and dissatisfaction with the decision taken, I submitted my resignation.”

As for the other elements mentioned in his letter of resignation, Mr. Penido points out: “by mentioning, in my letter, the existence of leaks, manipulations, political influences and conflicts, I was referring to what I became aware of through news published in the main media outlets in the country regarding the company’s CEO definition process. I have no evidence to prove what the press has been publishing.”

Vale clarifies that Mr. Penido's statements are being examined as part of the analysis that continues to be carried out by the Company's Chief Compliance Officer.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 19, 2024		Director of Investor Relations